Filed by Nuveen New York AMT-Free Municipal Income Fund

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities and Exchange Act of 1934, as amended

Subject Companies:

Nuveen New York AMT-Free Municipal Income Fund

Commission File No. 811-21211

Nuveen New York Quality Income Municipal Fund, Inc.

Commission File No. 811-06424

Nuveen New York Premium Income Municipal Fund, Inc.

Commission File No. 811-06619

Nuveen New York Investment Quality Municipal Fund, Inc.

Commission File No. 811-06178

Nuveen New York Select Quality Municipal Fund, Inc.

Commission File No. 811-06295

Nuveen New York Dividend Advantage Municipal Income Fund

Commission File No. 811-09473

FOR IMMEDIATE RELEASE
ATTENTION: BUSINESS/FINANCIAL EDITORS

MEDIA CONTACT:
KRISTYNA MUNOZ
(312) 917-8343
KRISTYNA.MUNOZ@NUVEEN.COM

Nuveen Closed-End Funds’ Board Approves Fund Mergers

CHICAGO, June 22, 2012 – Nuveen Investments, a leading global provider of investment services to institutions as well as individual investors, today announced the Board of Trustees of certain Nuveen municipal bond closed-end funds approved a series of mergers. The mergers are subject to customary conditions, including shareholder approval at a special shareholder meeting later this year. The mergers are intended to create a single, larger fund with lower operating expenses and increased trading volume on the exchange for its common shares.

More information on the proposed mergers will be contained in the proxy materials expected to be filed in the coming weeks. The proposed fund mergers are:

Acquired Fund		Symbol	Acquiring Fund	Symbol
—	Nuveen New York Quality Income Municipal Fund, Inc.	NUN	Nuveen New York AMT-Free Municipal Income Fund	NRK
—	Nuveen New York Premium Income Municipal Fund, Inc.	NNF
—	Nuveen New York Investment Quality Municipal Fund, Inc.	NQN
—	Nuveen New York Select Quality Municipal Fund, Inc.	NVN
—	Nuveen New York Dividend Advantage Municipal Income Fund	NKO
—	Nuveen Premier Municipal Opportunity Fund, Inc.	NIF	Nuveen AMT-Free Municipal Income Fund	NEA
—	Nuveen Premium Income Municipal Opportunity Fund	NPX

More information on these and other Nuveen closed-end funds is posted on Nuveen’s web site at www.nuveen.com/cef.

Nuveen Investments provides high-quality investment services designed to help secure the long-term goals of institutional and individual investors as well as the consultants and financial advisors who serve them. Nuveen Investments markets a wide range of specialized investment solutions which provide investors access to capabilities of its high-quality boutique investment affiliates—Nuveen Asset Management, Symphony Asset Management, NWQ

Investment Management Company, Santa Barbara Asset Management, Tradewinds Global Investors, Winslow Capital Management, and Gresham Investment Management. In total, Nuveen Investments managed approximately $227 billion as of March 31, 2012. For more information, please visit the Nuveen Investments website at www.nuveen.com.

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FORWARD LOOKING STATEMENTS

Certain statements made in this release are forward-looking statements. Actual future results or occurrences may differ significantly from those anticipated in any forward-looking statements due to numerous factors. These include, but are not limited to:

o market developments;

o legal and regulatory developments; and

o other additional risks and uncertainties.

Nuveen and the closed-end funds managed by Nuveen and its affiliates undertake no responsibility to update publicly or revise any forward-looking statements.

The Annual and Semi-Annual Reports and other regulatory filings of the Nuveen closed-end funds with the Securities and Exchange Commission (“SEC”) are accessible on the SEC’s web site at www.sec.gov and on Nuveen`s web site at www.nuveen.com and may discuss the above-mentioned or other factors that affect the Nuveen closed-end funds. The information contained on our web site is not a part of this press release.

Nothing contained in this press release shall constitute an offer for sale of any securities. A joint Proxy Statement/Prospectus relating to each proposed reorganization will be filed with the SEC in the coming weeks and will contain important information relating the reorganization. Shareholders are urged to read each such joint Proxy Statement/Prospectus carefully. After they are filed, free copies of the Proxy Statement/Prospectuses will be available on the SEC’s web site at www.sec.gov.